Exhibit (h)(x)

Amended and restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 20th day of June 2010, as amended and restated January 1, 2017, August 31, 2018, August 31, 2019, August 31, 2020, August 31, 2021 and August 31, 2022, by and between Polen Capital Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Polen Growth Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, brokerage commissions, fees and expenses attributable to a distribution or service plan adopted by the Trust and “Acquired Fund Fees and Expenses” (as defined in Form N-1A), do not exceed the levels described below;

WHEREAS, the parties amended the expense limitation/reimbursement agreement in order to provide for recoupment of fees waived and expenses reimbursed on or after January 1, 2017;

WHEREAS, effective September 1, 2018, the Adviser amended and restated the Agreement dated June 20, 2010 to extend the term to August 31, 2019;

WHEREAS, effective September 1, 2019, the Adviser amended and restated the Agreement dated June 20, 2010 to extend the term to August 31, 2020;

WHEREAS, effective September 1, 2020, the Adviser amended and restated the Agreement dated June 20, 2010 to extend the term to August 31, 2021;

WHEREAS, effective September 1, 2021, the Adviser amended and restated the Agreement dated June 20, 2010 to extend the term to August 31, 2022; and

WHEREAS, effective September 1, 2022, the Adviser wishes to amend and restate the Agreement dated June 20, 2010 to extend the term to August 31, 2023.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement. The Adviser agrees that from the commencement of the operations of the Fund through August 31, 2023, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, brokerage commissions, fees and expenses attributable to a distribution or service plan adopted by the Trust and “Acquired Fund Fees and Expenses” do not exceed 1.00% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser on or after January 1, 2017 with respect to the Fund pursuant to this Agreement for a three (3) year period following the date of such fee waiver and/or expense reimbursement. The Adviser is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the limits set forth in the preceding paragraph or any lesser limits in effect at the time of reimbursement.

Term. This Agreement shall terminate on August 31, 2023, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[SIGNATURE PAGE FOLLOWS]

Effective as of the date first set forth above.

POLEN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Goldberg
Name:	Brian Goldberg
Title:	General Counsel & CCO

FUNDVANTAGE TRUST, on behalf of Polen Growth Fund

By:	/s/ Joel Weiss
Name:	Joel L. Weiss
Title:	President